MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan

March 12, 2008

(VIA COURIER)
Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)

Ladies and Gentlemen:

We, Mori Hamada & Matsumoto, are legal counsel to Japan Retail Fund Investment Corporation and on its behalf hereby send you the enclosed additional documents in relation to its 12g3-2(b) approval. For your information, the Company intends to continue sending you its additional documents periodically through us on an ongoing basis.

If you have any questions, please do not hesitate to contact us indicated on the cover page of the enclosed document.

Best regards,

Taro Omoto

Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

March 12, 2008

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
<u>Rule 12g3-2(b) Exemption</u>

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation

By: ______________________
Name: Yorishige Kondo
Title: Executive Director

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from November 1, 2007 to January 31, 2008. Brief descriptions of the Japanese language documents numbered from 1 and 2 below are included in EXHIBIT A; excerpt English translation of the document numbered 3 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 4 to 16 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated November 22, 2007, for the fiscal year ending August 31, 2007 (Japanese Language only)

2. Amendatory Shelf Registration Statement dated November 22, 2007 (Japanese Language only)

3. Annual Report: Eleventh Accounting Period (From March 1, 2007 to August 31, 2007) (Japanese Language only)

4. Press Release (Japanese Language only) titled "Notice of Comprehensive Resolution for Issuance of Short-term Investment Corporation Bonds" dated November 14, 2007

5. Press Release (Japanese Language only) titled "Notice of Money Borrowing and Refunding" dated November 27, 2007

6. Press Release (Japanese Language only) titled "Notice of Application for Registration of the Asset Manager as a Financial Instruments Firm" dated December 7, 2007

7. Press Release (Japanese Language only) titled "Notice of Appointment of General Administrator" dated December 12, 2007

8. Press Release (Japanese Language only) titled "Notice of Partial Change to the New Construction Plan of a Parking Lot in AEONMALL Higashiura" dated December 14, 2007

9. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated December 18, 2007

10. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated December 18, 2007

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated December 18, 2007

12. Press Release (Japanese Language only) titled "Notice of Issuance of Short-term Investment Corporation Bonds (CPs)" dated December 19, 2007

13. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Refunding)" dated December 19, 2007

14. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated December 26, 2007

15. Press Release (Japanese Language only) titled "Change in Personnel for the Asset Manager" dated January 4, 2008

16. Press Release (Japanese Language only) titled "Notice of Expansion of Parking Lot at AEONMALL Itami Terrace" dated January 11, 2008

B. ENGLISH LANGUAGE DOCUMENTS

The English documents listed below are included in EXHIBIT D, attached hereto.

Press Releases

	Date	Title
1.	November 14, 2007	Japan Retail Fund Investment Corporation Approves Issuance of Unsecured Short Term Corporate Debt
2.	December 7, 2007	Japan Retail Fund's Asset Management Company to Register for Financial Instruments Trading Business
3.	December 14, 2007	Japan Retail Fund Investment Corporation to Alter Plan for Additional Building at AEONMALL Higashiura
4.	December 18, 2007	Japan Retail Fund Investment Corporation to Acquire Urawa Parco in Urawa-ku, Saitama City, Saitama Prefecture
5.	December 18, 2007	Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo
6.	December 19, 2007	Japan Retail Fund Investment Corporation Issues of Unsecured Short Term Corporate Bond
7.	January 11, 2008	Japan Retail Fund Investment Corporation to Expand AEONMALL Itami Terrace in Hyogo Prefecture

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated November 22, 2007, for the fiscal year ending August 31, 2007

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the period ending August 31, 2007.

2. Amendatory Shelf Registration Statement dated November 22, 2007

   This is the Amendatory Shelf Registration Statement in order to add the reference information in the Shelf Registration Statement, which was filed with KLFB on January 11, 2007 for issuance of Investment Corporation Bonds for two years (from January 19, 2007 to January 18, 2009), stating the information concerning securities and reference information , etc..

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translation of the document referred to in ANNEX A, Section A., Item 3.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
For the (Eleventh) Accounting Period ending in August, 2007
(From March 1, 2007 to August 31, 2007)

Table of Contents

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting from the Executive Director

Yorishige Kondo
Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

Report from the Asset Manager

Yuichi Hiromoto
President & CEO
Mitsubishi Corp. - UBS Realty Inc.
(Omitted)

Historical data of performance
(Omitted)

Special Topic
Jingu-mae/Omotesando neighborhood
-City of green, pulse and silence
(Omitted)

Gyre (Acquired on October 19, 2007)

Acquisition Date	October 19, 2007
Location	Shibuya-ku, Tokyo
Land size	1,676.46 m^2
Total floor space	8,573.57 m^2
Number of stories	Five floors above ground and two basement floors
Construction completion	October 2, 2007
Major Tenant	Chanel, Bvlgari

Jingu-mae 4-chome East Project (tentative name) (Scheduled to acquire in March, 2008)

Acquisition Date (scheduled)	March, 2008
Location	Shibuya-ku, Tokyo
Land size	250.00 m^2
Total floor space	(Planned) 479.06m^2
Number of stories	(Planned) Two floors above ground and one basement floor
Construction completion (scheduled)	End of March, 2008
Major Tenant	TBD

Jingu-mae 4-chome West Project (tentative name) (Schedule to acquire in April, 2008)

Acquisition Date (scheduled)	April, 2008
Location	Shibuya-ku, Tokyo
Land size	334.18 m^2
Total floor space	(Planned) 553.95 m^2
Number of stories	(Planned) Two floors above ground and one basement floor

Construction completion (scheduled)	End of October, 2007
Major Tenant	TBD

Newly Acquired (Anticipated) Property

Newly Acquired Property during the Accounting Period ending in August, 2007

The Investment Corporation has acquired the following three suburban properties in the accounting period ending August, 2007. ESPA Kawasaki Annex is not independently counted in the number of operating properties because it is under same operation as existing ESPA Kawasaki.

ESPA Kawasaki Annex

Acquisition Date	March 1, 2007
Location	1-2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi, Kanagawa (Store Building) 1-1 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi, Kanagawa (Office Building)
Land size	17,500.97 m^2
Total floor space	8,685.83 m^2 (Store Building), 3,236.25 m^2 (Office Building)
Number of stories	Two floors above ground (Store Building) Seven floors above ground (Office Building)
Construction completion	May 31, 2001
Major Tenant	SPORTS DEPO, YUMEAN, CoCo ICHIBANYA

Ito-Yokado Yotsukaido

Acquisition Date	August 30, 2007
Location	(tentative) Area number 5-1 Within Land Readjustment Project Area of North Yotsukaido-shi, Chiba
Land size	33,839.00 m^2
Total floor space	55,422.47 m^2
Number of stories	Two floors above ground and one basement floor
Construction completion	January 14, 2005
Major Tenant	Ito-Yokado

Oyama Yuen Harvest Walk

Acquisition Date	August 31, 2007
Location	1457 Oaza-Kizawa, Oyama-shi, Tochigi
Land size	113,692.86 m^2
Total floor space	58,767.20m^2 (registered)
Number of stories	One floor above ground (partially two floors)
Construction completion	End of March, 2007 to End of July, 2007
Major Tenant	YORK BENIMARU, SUPER VIVA HOME, K'S DENKI

Acquired Properties and Anticipated Properties during or after the Accounting Period ending February 2008

Please refer to page 4-7 (Japanese original) "Jingu-mae/Omotesando neighborhood - City of green, pulse and silence" for the outline of Jingu-mae 4-chome East Project (tentative name) and Jingu-mae 4-chome West Project (tentative name).

AEON Yachiyo-Midorigaoka Shopping Center (Acquired on September 4, 2007)

Location	Yachiyo-shi, Chiba
Land size	45,990.71 m^2
Total floor space	129,874.20 m^2
Number of stories	Six floors above ground
Construction completion	March 9, 2005
Major Tenant	JUSCO

Urawa PARCO (Scheduled to aquire in December, 2007)

Location	Urawa-ku, Saitama-shi, Saitama
Land size	(Planned)7,961.74 m^2 out of a total of 11,222.09 m^2
Total floor space	(Planned) 56,306.80 m^2 out of a total of 108,137.67 m^2
Number of stories	Seven floors above ground and one basement floor (including a part of the second basement) out of a total of ten floors above ground and four basement floors
Construction completion	September, 2007
Major Tenant	PARCO

Ario Otori (Scheduled to acquire in May, 2008)

Location	Nishi-ku, Sakai-shi, Osaka
Land size	(Planned) 53,739.29 m^2
Total floor space	(Planned) 139,923.58 m^2
Number of stories	(Planned) Five floors above ground and one basement floor
Construction completion (scheduled)	End of March, 2008
Major Tenant	Ito-Yokado

Cheers Sapporo (Scheduled to acquire in December, 2008)

Location	Sapporo-shi, Hokkaido
Land size	621.58 m^2
Total floor space	(Planned) 5,132.50 m^2
Number of stories	(Planned) Nine floors above ground and two basement floors
Construction completion (scheduled)	October, 2008
Major Tenant	Undecided

Portfolio Management

(Omitted)

Financial Strategies

(Omitted)

Upgrade of Ratings

Rating and Investment Information, Inc.(R&I) upgraded the issuer's rating and the first to the sixth series unsecured investment corporation bonds' rating from AA- to AA on June 25, 2007.

Issue of Investment Corporation Bonds

The Investment Corporation issued the fifth series publicly-offered investment corporation bonds (maturity: 5 years; aggregate amount of issue: ¥20 billion) and the sixth series publicly-offered investment corporation bonds (maturity: 10 years; aggregate amount of issue: ¥15 billion) during its 11th fiscal period based on the comprehensive resolution for the issue of domestic unsecured investment corporation bonds passed on January 10, 2007, and therefore the aggregate balance of investment corporation bonds for the first through sixth series investment corporation bonds reached ¥100 billion, which enabled us to secure even grater stability by having a longer maturity for debts.

	First Series	Second Series	Third Series	Fourth Series	Fifth Series	Sixth Series
Outstanding amount as of the end of August, 2007	20 billion	15 billion	10 billion	20 billion	20 billion	15 billion
Interest rate	0.74%	1.73%	2.02%	1.60%	1.60%	2.17%
Guarantee	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed
Duration	5 years	10 years	10 years	5 years	5 years	10 years
Terms decision date	January 27, 2005	January 27, 2005	February 9, 2006	December 13, 2006	May 16, 2007	May 16, 2007
Date of maturity	February 9, 2010	February 9, 2015	February 22, 2016	December 22, 2011	May 23, 2012	May 23, 2017
Acquired ratings	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)

(Note) Acquired ratings show the ratings after the upgrade. The investment corporation bonds were rated A2 by Moody's and A by S&P at the time of the issue for the first through fourth series and rated AA- by R&I at the time of the issue for the first through sixth series.

Borrowings

The balance of total outstanding borrowings as of the end of this fiscal period reached ¥43.2 billion, comprising of the balance of short-term borrowing of approximately ¥38.2 billion and the balance of long-term borrowing of ¥5 billion. The Investment Corporation has unsecured bank borrowing facilities of an aggregate of ¥130 billion and secures funding mobility as well as financial flexibility.

Breakdown of Interest-bearing Debt

Short-term borrowing	¥38,230 million
Long-term borrowing	¥5,000 million
Investment corporation bonds	¥100,000 million
Tenant guarantee deposits	¥48,262 million

(Note) Lease deposits is ¥35,690 million as of August 31, 2007.

Dispersion of maturities of long-term Debt

(million yen)

	2009	2010	2011	2012	2013	2014	2015	2016	2017
Long-term borrowing	5,000	-	-	-	-	-	-	-	-
Investment corporation bonds	-	20,000	20,000	20,000	-	-	15,000	10,000	15,000
Tenant guarantee deposits	4,438	4,665	4,826	4,762	3,161	2,945	2,632	2,561	2,298

State of Portfolio (Summary)
(Omitted)

Remaining Term of Lease Agreement
(Omitted)

Total Leasable Area and Transition of Occupancy Ratio
(Omitted)

State of Portfolio (Map)
(Omitted)

State of Portfolio (Outline)

(Omitted)

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (㎡)
Urban Multi-tenant property							
UM-1	Hakata Reverain/ eeny meeny miny mo	growth-type	Fukuoka-shi, Fukuoka	March, 2003 and June, 2005	6,309	68	25,465.00
UM-2	8953 Minami-Aoyama Building	income-type	Minato-ku, Tokyo	March, 2003	5,350	3	1,540.98
UM-3	8953 Harajuku Face Building	income-type	Shibuya-ku, Tokyo	January, 2004	2,770	5	1,479.10
UM-5	8953 Kita-Aoyama Building	income-type	Minato-ku, Tokyo	February, 2005	989	2	492.69
UM-6	8953 Jiyugaoka Building	income-type	Meguro-ku, Tokyo	March, 2005	2,700	11	1,814.10
UM-7	Cheers Ginza	income-type	Chuo-ku, Tokyo	August, 2005	4,200	9	1,686.58
Total					22,318	98	32,478.45

Suburban Multi-tenant property							
SM-1	Nara Family	growth-type	Nara-shi, Nara	March, 2003	31,241	133	85,075.32
SM-2	Abiko Shopping Plaza	growth-type	Abiko-shi, Chiba	March, 2003	10,200	53	42,642.36
SM-4	Kyoto Family	growth-type	Kyoto-shi, Kyoto	December, 2005	5,340	62	25,603.95

SM-5	Higashi-Totsuka Aurora City	growth-type	Yokohama-shi, Kanagawa	March, 2006	50,500	4	151,429.78
SM-6	ESPA Kawasaki (Note 3)	income-type	Kawasaki-shi, Kanagawa	March and December, 2002 and March, 2007	15,691	5	65,313.47
Total					112,972	257	370,064.88

Urban Single-tenant property							
US-1	8953 Osaka Shinsaibashi Building	income-type	Osaka-shi, Osaka	March, 2002	14,300	1	13,666.96
US-2	8953 Daikanyama Building	income-type	Shibuya-ku, Tokyo	December, 2003	1,235	1	574.46
US-3	Esquisse Omotesando Annex	income-type	Shibuya-ku, Tokyo	April, 2004	860	2	540.78
US-4	Bic Camera Tachikawa	income-type	Tachikawa-shi, Tokyo	September, 2004	11,920	2	20,983.43
US-5	Site of Gyre (Note 4)	income-type	Shibuya-ku, Tokyo	March, 2004, and May, 2005	14,712	1	1,768.78
US-6	Kawaramachi OPA	income-type	Kyoto-shi, Kyoto	September, 2006	18,500	1	18,848.20
Total					61,527	8	56,382.61

Note 1 As of August 31, 2007.

Note 2 "Property Number" is the number that the Investment Corporation uses to categorize the property held by the Investment Corporation into four categories, UM-type (Urban Multi-tenant property), SM-type (Suburban Multi-tenant property), US-type (Urban Single-tenant property), and the SS-type (Suburban Single-tenant property), numbering each category in the order of the acquisition date.

Note 3 The Investment Corporation manages ESPA Kawasaki Annex (acquired on March 1, 2007) together with the existing ESPA Kawasaki.

Note 4 Since the Investment Corporation acquired "Gyre" built by Takenaka Corporation on the "site of Gyre" in October 19, 2007, the "site of Gyre" will be included in "Gyre" after February, 2008.

Note 5 Ancillary to the merger of Diamond City and AEONMALL as of August 21, 2007, "AEON Higashiura Shoppig Center" changed its name to "AEONMALL Higashiura", "AEON Yamato Shoppong Center" to "AEONMALL Yamato", "Diamond City Leafa" to "AEONMALL Tsurumi Leafa", and "Diamond Citty Terrace" to "AEONMALL Itami Terrace" respectively on September 22, 2007.

"Income-type" property: Properties that are expected to produce steady cash-flows in medium and long-terms. For example, retail facilities that have stable secured rent income in medium and long-term based on long-term lease agreements with core tenants considered trustworthy and excellent.

"Growth-type" property: Properties that proactively aim to grow cash flows and property value through turnover of tenants and increasing the operation rates. Growth-type properties aims to achieve the above goal by setting the lease agreements shorter compared to income-type properties and introducing a rent income based on sales commission.

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburban Single-tenant property							
SS-1	Sendai Nakayama Shopping Center	income-type	Sendai-shi, Miyagi	March, 2002	10,200	2	46,248.96
SS-3	JUSCO Chigasaki Shopping Center	income-type	Chigasaki-shi, Kanagawa	March, 2002	8,300	1	63,652.33
SS-4	Ito-Yokado Narumi	income-type	Nagoya-shi, Aichi	March, 2003	8,540	1	50,437.91
SS-5	Ito-Yokado Yabashira	income-type	Matsudo-shi, Chiba	June, 2003	1,616	1	21,581.65
SS-6	Ito-Yokado Kamifukuokahigashi	income-type	Fujimino-shi, Saitama	September, 2003	6,900	1	28,316.18
SS-7	Ito-Yokado Nishikicho	income-type	Warabi-shi, Saitama	November, 2003	13,212	1	73,438.52
SS-8	AEONMALL Higashiura (Note 5)	income-type	Chita-gun, Aichi	January, 2004	6,700	1	100,457.69
SS-9	AEON Kashiihama Shopping Center	income-type	Fukuoka-shi, Fukuoka	January, 2004	13,300	1	109,616.72
SS-10	AEON Sapporo Naebo Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2004	9,260	1	74,625.52
SS-11	Ito-Yokado Tsunashima	income-type	Yokohama-shi, Kanagawa	June, 2004	5,000	1	16,549.50
SS-12	Itabashi SATY	income-type	Itabashi-ku, Tokyo	December, 2004	12,400	1	72,253.88
SS-13	AEONMALL Yamato (Note 5)	income-type	Yamato-shi, Kanagawa	February, 2005	16,823	1	85,226.68
SS-14	SEIYU Hibarigaoka	income-type	Nishi-Tokyo-shi, Tokyo	March, 2005	6,100	1	19,070.88
SS-15	Tobata SATY	income-type	Kita-Kyushu-shi, Fukuoka	March, 2005	6,290	1	93,258.23
SS-16	JUSCO City Takatsuki	income-type	Takatsuki-shi, Osaka	March, 2005	11,700	1	77,267.23
SS-17	JUSCO City Yagoto	income-type	Nagoya-shi, Aichi	June, 2005	3,700	2	63,778.44
SS-18	JUSCO Naha	income-type	Naha-shi, Okinawa	June, 2005	10,700	1	79,090.48
SS-19	JUSCO City Nishi-Otsu	income-type	Otsu-shi, Shiga	December, 2005	13,100	1	62,717.26
SS-20	Omiya SATY	income-type	Saitama-shi, Saitama	June, 2006	6,133	1	75,344.90
SS-21	Loc City Ogaki	income-type	Ogaki-shi, Gifu	July, 2006	4,950	1	57,500.35
SS-22	AEON Ueda Shopping center	income-type	Ueda-shi, Nagano	November, 2006	9,500	1	61,349.07
SS-23	AEONMALL Tsurumi Leafa (Note5)	income-type	Osaka-shi, Osaka	November, 2006	29,900	1	138,538.63
SS-24	AEONMALL Itami Terrace (Note 5)	income-type	Itami-shi, Hyogo	December, 2006	20,300	1	150,503.77
SS-25	Ito-Yokado Yotsukaido	income-type	Yotsukaido-shi, Chiba	August, 2007	13,600	1	59,207.19
SS-26	Oyama Yuen Harvest Walk	growth-type	Oyama-shi, Tochigi	August, 2007	10,200	1	58,767.20
Total					258,424	27	1,738,799.17

Total					Acquisition Price	Tenants	Area
Total					455,241	390	2,197,725.11

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement.
Mitsubishi Corp.-UBS Realty Inc., shareholders of which are two companies; Mitsubishi Corporation and UBS AG., operates the assets of the Investment Corporation and offers investment opportunities by fully utilizing the network of Mitsubishi Corporation with huge number of clients among various industries, its know-how related to real estate market in Japan, its performances and experience of management of various funds, as well as performances and experience of UBS group related to management of real estate in U.S., Great Britain and Australia, its cutting-edge financial know-how, and its management know-how and performances related to securities investment trust in Japan. In addition, the Asset Manager has introduced the independent department for each of the investment corporations it manages so that the decision-making is conducted independently, and has implemented the internal system to prevent the conflict of interest issue in management of assets of multiple investment corporations as well as to ensure the information control and confidentiality.

Governing Structure of the Asset Manager
(Omitted)

REPORT OF ASSET MANAGEMENT

General Condition of Asset Management

1. Operating Results and Financial Position

Period		Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period
		From March 1, 2005 to August 31, 2005	From September 1, 2005 to February 28, 2006	From March 1, 2006 to August 31, 2006	From September 1, 2006 to February 28, 2007	From March 1, 2007 to August 31, 2007
Operating revenues	million ¥	12,225	13,046	14,998	16,712	18,490
(Rental revenues)	million ¥	(12,225)	(13,046)	(14,998)	(16,583)	(17,629)
Operating expenses	million ¥	7,252	7,756	8,995	9,773	11,082
(Rental expenses)	million ¥	(6,080)	(6,496)	(7,519)	(8,093)	(9,232)
Operating income	million ¥	4,973	5,290	6,003	6,938	7,408
Ordinary income	million ¥	4,397	4,796	5,120	6,093	6,409
Net income (a)	million ¥	4,396	4,795	5,114	6,079	6,396
Net asset value (b)	million ¥	166,844	186,352	186,672	256,844	257,160
(comparison with the previous period)	%	(+39.5)	(+11.7)	(+0.2)	(+37.6)	(+0.1)
Total assets (c)	million ¥	312,349	339,844	394,376	480,415	488,747
(comparison with the previous period)	%	(+27.6)	(+8.8)	(+16.0)	(+21.8)	(+1.7)
Total Unitholders' capital	million ¥	162,448	181,557	181,557	250,764	250,764
(comparison with the previous period)	%	(+39.8)	(+11.8)	(0.0)	(+38.1)	(0.0)
Number of investment units issued and outstanding (d)	unit	279,502	302,502	302,502	386,502	386,502
Net asset value per unit (b)/(d)	¥	596,935	616,037	617,095	664,535	665,354
Total distribution (e)	million ¥	4,396	4,794	5,115	6,079	6,396
Distribution per unit (e)/(d)	¥	15,730	15,851	16,909	15,730	16,549
(Profit-sharing per unit)	¥	(15,730)	(15,851)	(16,909)	(15,730)	(16,549)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.6 (3.1)	1.5 (3.0)	1.4 (2.8)	1.4 (2.8)	1.3 (2.6)
Profit ratio to net	%	3.1 (6.1)	2.7 (5.5)	2.7 (5.4)	2.7 (5.5)	2.5 (4.9)

worth (Note 3)						
Net worth ratio (b)/(c)	%	53.4	54.8	47.3	53.5	52.6
(increasing and decreasing compared with the previous period)		(+4.5)	(+1.4)	(△7.5)	(+6.2)	(△0.9)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	8,451	9,022	10,373	11,900	12,056
Net Profit Margin (Note 3)	%	36.0	36.8	34.1	36.4	34.6
Debt Service Coverage ratio (Note 3)	multiple	19.6	20.9	14.6	16.0	11.8
Funds from Operation (FFO) per unit (Note 3)	¥	23,979	24,077	26,477	24,555	23,790
Funds from Operation (FFO) multiples (Note 3)	multiple	19.0	18.7	16.1	22.2	20.1
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	14,855	14,941	16,292	14,940	16,493
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	23,105	23,168	25,861	23,766	23,734

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 184 days for the seventh accounting period, 181 days for eighth accounting period, 184 days for the ninth accounting period, 181 days for the tenth accounting period, and 184 days for the eleventh accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues－Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Loss from sales of real properties－Gains from sales of real properties + Depreciation expenses + Other real estate related

	depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was incorporated on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations. The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of retail facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Since then it has continued to acquire properties and developed.

Immediately after being listed, the Investment Corporation acquired 4 retail facilities. Later, the Investment Corporation acquired 6 retail facilities in its 3rd period, 6 retail facilities in its 4th period, 4 retail facilities in its 5th period, achieving the target of total asset value 200 billion yen within three years from the listing on the end of the 5th period (August 31, 2004), more than half a year ahead of schedule. Further the Investment Corporation acquired 4 retail facilities in its 6th period, 8 retail facilities in its 7th period, 2 retail facilities in its 8th period, 3 retail facilities in its 9th period, and 4 retail facilities in its 10th period, achieving the target of total asset value 400 billion yen within five years from the listing ahead of schedule. The Investment Corporation acquired 2 retail facilities and sold one retail facility in its 11th period and as of end of 11th period (August 31, 2007), the Investment Corporation currently operates a total of 42 retail facilities (total asset value 4,887 billion yen).

(2) Operations

The Investment Corporation invests in a diverse range of retail facilities located throughout the country, such as "urban retail stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with mainly high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce stable, mid-to-long-term cash flows; and "growth-type properties," which the Investment Corporation actively aims to grow the cash flows and property value through the increase of rent income by changes of tenants or increase of turnover of tenants by value-up of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado,

AEONMALL, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good urban locations developing as the retail center and large properties in suburbs for which long-term lease agreements with good tenants are executed—the Investment Corporation has acquired ESPA Kawasaki Annex adjacent to ESPA Kawasaki previously acquired (It is not independently counted in the number of operating properties because it is under same operation as existing ESPA Kawasaki), and Ito-Yokado Yotsukaido, a suburban single tenant property during this period.

As for growth–type properties, the Investment Corporation acquired Oyama Yuen Harvest Walk in this period. On the other hand, considering the outlook for the future income, and the change in the asset value, and taking into consideration various factors including the portfolio's structure comprehensively, the Investment Corporation sold Wonder City as a result. The Investment Corporation has transferred part of Hakata Rivarein/eeny meeny miny mo (50% of the share of quasi-co-ownership of the trust beneficiary interest) to Toshin Development Co., Ltd. ("Toshin"), which has an operational and management record for Tamagawa Takashimaya S.C., for the purpose of improving profitability of the property by integrating Toshin's and our operational know-how through jointly holding property. We agreed with Toshin to intensify the cooperative framework, the first step of which was the joint venture, and we will seek to improve market competiveness and enhance the property value of our retail facilities through joint venture and joint operation. As for the other growth-type properties: Nara Family, Abiko Shopping Plaza, Kyoto Family, and Higashi-Totsuka Aurora City, the Investment Corporation has been seeking, during this accounting period as well, a change in tenants and its relaunching and carrying out promotional work to maximize the potential value of these retail facilities.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase etc.

There was no capital increase during this term. Outline of capital increase, etc. during the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Public Offering for Capital Increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public Offering for Capital Increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of Investment Units to a Third Party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

[Fluctuation of Market Price of the Investment Securities]

The highest and the lowest price and closing price on the last day of the terms of the investment securities on the Tokyo Stock Exchange REIT Market on which the investment securities are listed shall be as follows.

Term	Seventh Accounting Period	Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period
Settlement Date	August 2005	February 2006	August 2006	February 2007	August 2007
Highest	¥990,000	¥1,010,000	¥965,000	¥1,190,000	¥1,320,000
Lowest	¥794,000	¥815,000	¥814,000	¥831,000	¥815,000
Term-end closing price	¥905,000	¥910,000	¥847,000	¥1,100,000	¥950,000

4. Record of Distributions, etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥16,549.

Period	Seventh Accounting Period (from March 1, 2005 to August 31, 2005)	Eighth Accounting Period (from September 1, 2005 to February 28, 2006)	Ninth Accounting Period (from March 1, 2006 to August 31, 2006)	Tenth Accounting Period (from September 1, 2006 to February 28, 2007)	Eleventh Accounting Period (from March 1, 2007 to August 31, 2007)
Net income	4,396,509 thousand yen	4,795,005 thousand yen	5,114,968 thousand yen	6,079,654 thousand yen	6,396,342 thousand yen
Accumulated earnings	43 thousand yen	89 thousand yen	51 thousand yen	29 thousand yen	150 thousand yen
Total cash distribution	4,396,566 thousand yen	4,794,959 thousand yen	5,115,006 thousand yen	6,079,676 thousand yen	6,396,221 thousand yen

(Distribution per unit)	(15,730 yen)	(15,851 yen)	(16,909 yen)	(15,730 yen)	(16,549 yen)
Total profit-sharing (Profit-sharing per unit)	4,396,566 thousand yen (15,730 yen)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)	6,396,221 thousand yen (16,549 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts After the Closing Date

NA

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	Seventh Accounting Period (as of August 31, 2005)	Eighth Accounting Period (as of February 28, 2006)	Ninth Accounting Period (as of August 31, 2006)	Tenth Accounting Period (as of February 28, 2007	Eleventh Accounting Period (as of August 31, 2007
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	279,502 Units	302,502 Units	302,502 Units	386,502 Units	386,502 Units
Number of Unitholders	12,195 persons	11,063 persons	10,610 persons	11,582 persons	10,438 persons

2. Major Unitholders

Major unitholders as of August 31, 2007 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Japan Trustee Services Bank, Ltd. Trust Account	8-11, Harumi 1-chome, Chuo-ku, Tokyo	27,135	7.02
NikkoCiti Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo	26,912	6.96
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12, Harumi 1-chome, Chuo-ku, Tokyo	17,311	4.47
The Master Trust Bank of Japan, Ltd. Trust Account	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	15,518	4.01
Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	3.61
Government of Singapore Investment Corporation Pte Ltd.	168 ROBINSON ROAD #37-01 CAPITAL TOWER SINGAPORE 068912	13,436	3.47
The Bank of New York Treaty JASDEC Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	13,359	3.45
The Nomura Trust and Banking Co., Ltd. Trust Account	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	12,470	3.22
State Street Bank and Trust Company	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A	8,842	2.28
The Bank of Ikeda, Ltd.	1-11 Jyonan 2-chome, Ikeda-shi Osaka	8,746	2.26
Total		157,704	40.80

3. Matters of Directors, etc. as of End of Period

(1) Names of Directors, etc. as of End of This Period

(Unit: Thousands of Yen)

Post	Name	Major Concurrent Post, Etc.	Total amount of fee paid to each officer during this business period
Executive Director	Yorishige Kondo	Professor of Tokyo University of Technology	2,563 (Note 2)
Supervisory Directors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba	1,621 (Note 2)
	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office	1,621 (Note 2)
Accounting Auditor	Aarata Audit Corporation	-	14,500 (Note 2) (Note 3)

Note 1: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interests between those companies (including those listed above) and the Investment Corporation.

Note 2: The amount actually paid for this period is described for Executive Director and Supervisory Directors, and the amount to be paid (estimated amount) as fee for auditing during this period is described for the Accounting Auditor.

Note 3: In addition, the Investment Corporation has paid 3,400 thousand yen as the fee for the business other than one stipulated in Article 2 Paragraph 1 of the Law Concerning Certified Public Accountant (Law No. 103 of 1948, as amended) during the term.

(2) Resigning or Acceding Officers, etc.

NA

(3) Policies on decisions of dismissal or no reappointment of the Accounting Auditor

To be decided at the meeting of board of directors taking various factors into consideration.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin PricewaterhouseCoopers

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Tenth Accounting Period (as of February 28, 2007)		Tenth Accounting Period (as of August 31, 2007)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust Beneficial Interest	Tokyo metropolitan area	192,996	40.2	213,604 (Note 2)	43.7
	Osaka and Nagoya metropolitan area	185,625	38.6	168,030	34.4
	Other metropolitan areas	71,360	14.9	75,044	15.3
	Sub-total	449,981	93.7	456,679	93.4
Deposit and other assets		30,433	6.3	32,067	6.6
Total Assets		480,415	100.0	488,747	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

Note 2: A part of property of Jingu-mae 4 chome East Project (tentative name) is included.

2. Major Assets

Outline of major assets held by the Investment Corporation as of August 31,2007 are as follows (top 10 in the book value):

Name of Property	Book Value	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)	m²	m²	%	%	
Higashi-Totsuka Aurora City	51,783	151,429.78	151,429.78	100.0	7.8	Retail facilities
Nara Family	31,592	85,075.32	84,803.10	99.7	12.4	Retail facilities
AEONMALL Tsurumi Leafa (Note 6)	29,948	138,538.63	138,538.63	100.0	4.9	Retail facilities
AEONMALL Itami Terrace (Note 6)	20,331	150,503.77	150,503.77	100.0	3.3	Retail facilities
Kawaramachi OPA	18,984	18,848.20	18,848.20	100.0	2.0	Retail facilities
AEONMALL Yamato (Note 6)	16,787	85,226.68	85,226.68	100.0	3.0	Retail facilities
ESPA Kawasaki (Note 5)	15,119	65,313.47	65,313.47	100.0	2.8	Retail facilities
Site of Gyre	14,902	1,768.78	1,768.78	100.0	1.1	Retail facilities
Ito-yokado	14,149	59,207.19	59,207.19	100.0	0.0	Retail

Yotsukaido						facilities
8953 Osaka Shinsaibashi Building	13,666	13,666.96	13,666.96	100.0	2.3	Retail facilities
Total (Note 2)	277,266	769,578.78	769,306.56	100.0	39.6	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Gyre, the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of Gyre, the area indicated on the land registry book is used.

Note 5 "ESPA Kawasaki Annex" was acquired as an additional facility to "ESPA Kawasaki" and thus it is not included in the number of properties of the Investment Corporation.

Note 6 Name of the property was changed to "AEONMALL Yamato" from "AEON Yamato Shopping Center".
Name of the property was changed to "AEONMALL Tsurumi Leafa " from "Diamond City Leafa" .
Name of the property was changed to "AEONMALL Itami Terrace" from "Diamond City Terrace" .

3. Detail Description of Properties
(Omitted)

4. Detail Description of Other Assets
(Omitted)

Capital Expenditures for Assets:
(Omitted)

State of Expenses and Debts

(1) Breakdown of Expenses for Management

(Unit: Thousands of Yen)

Items	Tenth Period (From September 1, 2006 to February 28, 2007)	Eleventh Period (From March 1, 2007 to August 31, 2007)
(a) Asset management fee	1,387,307	1,474,161
(b) Asset custody fee	64,685	74,798
(c) General administrative fee	117,016	128,820
(d) Directors fee	4,607	5,806
(e) Other expenses	106,115	165,828
Total	1,679,732	1,849,415

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period (million yen)	Balance at the end of the current period	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts	Sumitomo Mitsui Banking Corporation	September 29, 2006	1,700	-	0.9	September 29, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 1, 2006	2,000	2,000	1.0	November 1, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,800	1,800					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,800	1,800					
	Sumitomo Trust and Banking Corporation		1,400	1,400					
	Aozora Bank, Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation	November 29, 2006	2,530	2,530	0.9	November 29, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 1, 2006	2,500	-	0.9	December 1, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		2,250	-					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,250	-					
	Sumitomo Trust and Banking Corporation		1,750	-					
	Aozora Bank, Ltd.		1,250	-					
	The Bank of Fukuoka, Ltd.	December 21, 2006	3,000	3,000	0.9	December 21, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December 21, 2006	2,200	2,200	0.9	December 21, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	February 27, 2007	5,300	-	0.9	February 27, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 28, 2007	7,750	-	0.9	February 28, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		6,975	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		6,975	-					
	Sumitomo Trust and Banking Corporation		5,425	-					
	Aozora Bank, Ltd.		3,875	-					
	Mizuho Corporate Bank, Ltd.	August 30, 2007	-	2,500	1.0	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2007	-	2,500	1.0	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	2,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	2,250					
	Sumitomo Trust and Banking Corporation		-	1,750					

	Aozora Bank, Ltd.		-	1,250					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	August 31, 2007	-	2,500	1.0	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	2,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	2,250					
	Sumitomo Trust and Banking Corporation		-	1,750					
	Aozora Bank, Ltd.		-	1,250					
	Sub-total		63,730	38,230					
Long-term debts	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 3	Unsecured and unguaranteed
	Sub-total		5,000	5,000					
Total			68,730	43,230					

Note 1: The average interest rate shows the weighted interest rate average, which are calculated by rounding to the first decimal place.

Note 2: Partial repayment of principal is allowed on the interest payment date concerning the method of repayment of short-term debt.

Note 3: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing and return of tenant guarantee deposits.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Method of Repayment	Use	Abstract
		Million yen	Million yen	%				
First series unsecured investment corporation bonds	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Second series unsecured investment corporation bonds	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed

Third series unsecured investment corporation bonds	February 22, 2006	10,000	10,000	2.02	February 22, 2016	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fourth series unsecured investment corporation bonds	December 22, 2006	20,000	20,000	1.60	December 22, 2011	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fifth series unsecured investment corporation bonds	May 23, 2007	-	20,000	1.60	May 23, 2012	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Sixth series unsecured investment corporation bonds	May 23, 2007	-	15,000	2.17	May 23, 2017	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Total		65,000	100,000					

Note 1: Repurchase and cancellation is permitted at any time on or after the next day of closing date except for the case indicated otherwise by the book-transfer company.

Note 2: The funds are used for refunding borrowing and operation costs.

State of Acquisition and Disposal During the Current Period

1. State of Acquisition and Disposal of Real Estate and Asset-Backed Securities
(Omitted)

2. State of Acquisition and Disposal of Other Assets
(Omitted)

3. Research of Value of Specific
(Omitted)

4. Trading with Interested Parties, etc. and Major Shareholder1)
(1) State of Transactions

Classification	Price of Purchase and Sale, etc.	
	Buying Price	Selling Price (Note 2)
Total	- thousand yen Buying Price from the Intersted Parties -thousand yen	26,620,000 thousand yen Buying Price from the Intersted Parties 19,400,000 thousand yen (72.9)
Breakdown of the State of Transaction with the Intersted Parties		
Mitsubishi Corporation	- thousand yen (-)	19,400,000 thousand yen (72.9)
Sum	- thousand yen (-)	19,400,000 thousand yen (72.9)

(2) Amount of fees, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Property management fee	650,894	Mitsubishi UFJ Lease & Finance Company Ltd.	4,108	0.6
Water, lighting and heating expenses	799,805	JAPAN FACILITY SOLUTIONS, Inc.	12,666	1.6
Insurance fee	68,697	MC Insurance Center Ltd.	5	0.0
Cost of repair	124,486	Mitsubishi UFJ Lease & Finance Company Ltd.	35	0.0
Other leasing expenses	589,980	Mitsubishi Shoji & Sun Co., Ltd.	513	0.1
		Kentucky Fried Chicken Japan, Ltd.	55	0.0
		Mitsubishi Corporation	77	0.0
Other expenses	165,828	Mitsubishi Corporation	187	0.1
		UBS Investment Bank	6,894	4.2

Note 1: Interested parties, etc. mean the interested parties, etc. of the investment trust

management company with which the Investment Corporation has entered into the asset management agreement as prescribed under Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations before the amendment ancillary to the implementation of the Financial Instruments and Exchange Law as of September 30, 2007. Major shareholders mean the major shareholders of the investment trust management company as defined in Article 9, Paragraph 3 of the Law Concerning Investment Trusts and Investment Corporations before the amendment ancillary to the implementation of the Financial Instruments and Exchange Law as of September 30, 2007.

Note 2: Numeric value above are prices of purchase and sale set forth in the purchase and sales agreement.

Note3: Numeric value written in parentheses are proportion (percent) of the sum ofthe buying price and the selling price to the respective total prices.

Note 4: Other than above, in the acquisition of the property 10,000 thousand yen paid to Mitsubishi Corporation as service fee for the acquisition of the property is included in the acquisition cost of the property.

5. State of Transactions with the Asset Manager in relation to By – business carried on by the Asset Manager Managing the Assets.

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in securities business, realty business and real estate special joint business so that there is no applicable transaction.

Condition of Account
(Omitted)

Others
(Omitted)

BALANCE SHEET

	This Period (As of August 31, 2007)			Previous Period (As of February 28, 2007) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		15,613,878			11,697,860	
Trust cash and trust deposit		11,402,076			12,733,367	
Rental receivables		641,369			689,862	
Consumption tax refundable		-			1,165,935	
Other current assets		599,697			475,153	
Total current assets		28,257,021	5.8		26,762,178	5.6
II. Non-current assets:						
1. Property and equipment:						
Trust buildings	181,581,913			176,800,225		
Accumulated depreciation	16,758,299	164,823,614		14,779,668	162,020,556	
Trust building improvements	10,475,899			9,098,463		
Accumulated depreciation	1,256,785	9,219,114		1,066,830	8,031,632	
Trust machinery and equipment	891,301			759,228		
Accumulated depreciation	138,399	752,901		109,454	649,774	
Trust Carriage	314			-		
Accumulated depreciation	5	308		-	-	
Trust industrial tool and material	1,957,937			1,819,859		
Accumulated depreciation	480,840	1,477,097		429,624	1,390,235	
Trust land		271,323,193			270,699,741	
Total property and equipment		447,596,230	91.6		442,791,940	92.2
2. Intangible fixed assets:						
Trust leasehold interest		8,914,567			6,992,334	
Trust and other intangible fixed assets		169,690			198,798	
Total intangible fixed assets		9,084,257	1.9		7,191,132	1.5
3. Investments, etc.:						
Tenant leasehold and security deposits		3,354,958			3,166,362	
Long-term prepaid expenses		99,367			108,713	
Other investments and assets		100,610			257,405	
Total investments, etc.		3,554,936	0.7		3,532,481	0.7
Total non-current assets		460,235,424	94.2		453,515,554	94.4
III. Deferred assets:						
Issue costs of Investment Corporation Bonds		254,778			137,759	
Total deferred assets		254,778	0.0		137,759	0.0
Total Assets		488,747,224	100.0		480,415,492	100.0

	This Period (As of August 31, 2007)		Previous Period (As of February 28, 2007) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
I. Current liabilities:				
Sales debt	579,907		849,082	
Short-term debt	38,230,000		63,730,000	
Accounts payable	69,913		12,793	
Accrued expenses	1,371,562		951,860	
Income tax payable, etc.	22,450		15,048	
Consumption Tax payable, etc.	96,001		-	
Rent received in advance	1,399,636		1,376,188	
Deposit received	838,876		857,195	
Tenant leasehold and security deposits scheduled to be returned within one year	5,406,715		5,814,463	
Other current liabilities	25,351		22,269	
Total current liabilities	48,040,415	9.8	73,628,902	15.3
II. Non-current liabilities:				
Investment Corporation Bonds	100,000,000		65,000,000	
Long-term debt	5,000,000		5,000,000	
Tenant leasehold and security deposits	78,546,031		79,942,478	
Total non-current liabilities	183,546,031	37.6	149,942,478	31.2
Total Liabilities	231,586,446	47.4	223,571,381	46.5
NET ASSET				
I. Unitholders' capital				
1. Unitholders' equity				
Unitholders' equity	250,764,406		250,764,406	
2. Retained earnings				
Inappropriate retained earnings at the end of the period	6,396,371		6,079,705	
Total Unitholders' Capital	257,160,778	52.6	256,844,111	53.5
Total Net Asset	257,160,778	52.6	256,844,111	53.5
Total Liabilities and Net Asset	488,747,224	100.0	480,415,492	100.0

STATEMENT OF INCOME

Subjects \ Period	This Period For the period from March 1, 2007 to August 31, 2007			Previous Period For the period from September 1, 2006 to February 28, 2007 (for reference)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
I. Operating revenues:						
Rental revenues	17,629,533			16,583,040		
Gains from sales of real properties, etc.	860,929			-		
Other operation revenues						
Revenues on silent partnership	-	18,490,462	100.0	129,290	16,712,331	100.0
II. Operating expenses:						
Property-related expenses	9,232,620			8,093,733		
Asset management fees	1,474,161			1,387,307		
Compensation of Officers	5,806			4,607		
Custodian fees	74,798			64,685		
General administration fees	128,820			117,016		
Others	165,828	11,082,035	59.9	106,115	9,773,466	58.5
Operating income		7,408,426	40.1		6,938,865	41.5
III. Non-operating revenues:						
Interest received	19,109			9,971		
Other non-operating Income or Loss	6,599	25,709	0.1	5,807	15,779	0.1
IV. Non-operating expenses:						
Interest expense	289,677			273,082		
Interest Expenses of Investment Corporation Bonds	644,058			362,050		
Amortization of issue costs of Investment Corporation Bonds	56,580			55,246		
Loan-related costs	25,569			30,700		
Cost of deliver of new investment units	-			128,854		
Other non-operating expenses	8,789	1,024,675	5.5	11,027	860,963	5.1
Ordinary income		6,409,460	34.7		6,093,680	36.5
Income before income taxes		6,409,460	34.7		6,093,680	36.5
Income taxes, Inhabitant taxes, and Enterprise taxes	22,450			15,048		
Adjustment of income taxes, etc.	△9,332	13,118	0.1	△1,021	14,026	0.1
Net income		6,396,342	34.6		6,079,654	36.4
Retaining earnings at the beginning of the period		29			51	
Retained earnings at the end of the period		6,396,371			6,079,705	

Explanatory Notices
(Omitted)

Statement of Changes in Unitholders' Capital

This period (From March 1, 2007 to August 31, 2007)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	250,764,406	6,079,705	256,844,111	256,844,111
Changes in amount Dividends of retained earnings	-	△6,079,676	△6,079,676	△6,079,676
Net income for this period	-	6,396,342	6,396,342	6,396,342
Total Changes in amount this period	-	316,666	316,666	316,666
Outstanding amount of the end of the period	250,764,406	6,396,371	257,160,778	257,160,778

Previous period (For reference) (From September 1, 2006 to February 28, 2007)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings Unappropriated income at the end of the period	Total amount of Unitholders' Capital	
Outstanding amount of the end of last period	181,557,646	5,115,057	186,672,703	186,672,703
Changes in amount Issue of new investment units	69,206,760	-	69,206,760	69,206,760
Dividends of retained earnings	-	△5,115,006	△5,115,006	△5,115,006
Net income for this period	-	6,079,654	6,079,654	6,079,654
Total Changes in amount this period	69,206,760	964,647	70,171,407	70,171,407
Outstanding amount of the end of the period	250,764,406	6,079,705	256,844,111	256,844,111

List of Explanatory Notes

(Omitted)

Statement of Cash Distribution

(Unit: Yen)

Subjects \ Period	This Period (From March 1, 2007 to August 31, 2007)	Previous Period (From September 1, 2006 to February 28, 2007) (for reference)
I Unappropriated income at end of period	6,396,371,845	6,079,705,679
II Dividends		
(Dividends per unit)	6,396,221,598 (16,549)	6,079,676,460 (15,730)
III Retained earnings brought forward to the next period	150,247	29,219

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 6,396,221,598 yen for this period (6,079,676,460 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS
(Omitted)

STATEMENT OF CASH FLOWS (FOR REFERENCE)

Period / Subjects	For the Period from March 1, 2007 to August 31, 2007 Amount (¥ in thousands)	For the Previous Period from September 1, 2006 to February 28, 2007 Amount (¥ in thousands)	Period / Subjects	For the Period from March 1, 2007 to August 31, 2007 Amount (¥ in thousands)	For the Previous Period from September 1, 2006 to February 28, 2007 Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	6,409,460	6,093,680	Payment for acquisition of trust property and equipment	△32,246,410	△80,562,310
Depreciation	3,659,967	3,411,395	Revenue from sales of trust property and equipment	24,631,693	-
Amortization of issue costs of Investment Corporation Bonds	56,580	55,246	Payment for trust deposited tenant leasehold and security deposits	△7,305,105	△3,362,211
Loss on retirement of fixed assets	59,182	7,610	Revenue from trust deposited tenant leasehold and security deposits	5,500,909	17,618,823
Distribution of profit from the silent partnership	-	△129,290	Payment for acquisition of trust intangible property and equipment	△1,940,920	△369,261
Gains from sales of real properties, etc.	△860,929	-	Payment for trust deposited tenant leasehold and security deposits	△200,400	△78,361
Interest received	△19,109	△9,971	Revenue from trust deposit ed tenant leasehold and security deposits	11,803	15,724
Interest expense	933,736	635,133	Income from the return of contribution to the silent partnership	-	943,707
Increase or Decrease of operating accounts receivables	48,493	△68,852	Payment for acquisition of other investments and assets	△2,000	△29,750
Increase or Decrease of consumption tax receivables	1,165,935	△174,690	Revenue from decrease of other investments and assets	158,795	-
Increase or Decrease of	9,345	22,190	Net cash provided by	△11,391,632	△65,823,639

long-term prepaid expenses			investing activities		
Increase or Decrease of operating accounts payable	△269,174	87,910	III Cash Flows from Financing Activities:		
Increase or Decrease of Consumption Tax payable, etc.	96,001	-	Proceeds from borrowing of short-term debt	14,500,000	60,730,000
Increase or Decrease of accounts payable	58,952	△141,500	Payment for repayment of short-term debt	△40,000,000	△79,070,000
Increase or Decrease of accrued unpaid expenses	238,994	118,177	Proceeds from issuance of investment corporation bonds	34,826,400	19,906,102
Increase or Decrease of advance received	23,448	35,059	Proceeds from issuance of investment units	-	69,206,760
Increase or Decrease of deposit received	△18,319	△147,648	Payment of dividends	△6,081,509	△5,119,992
Others	△112,131	16,216	Net cash provided by financing activities	3,244,891	65,652,869
Sub-total	11,480,433	9,810,668	IV Net Increase or Decrease in Cash and Cash Equivalents	2,584,726	9,000,179
Interest received	19,109	9,971	V Cash and Cash Equivalents at the Beginning of the Period	24,431,228	15,431,048
Payment of interest	△753,028	△644,024	VI Cash and Cash Equivalents at the End of the Period	27,015,954	24,431,228
Payment of corporate tax	△15,048	△5,665			
Net cash provided by operating activities	10,731,467	9,170,949			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 130 of the Law concerning Investment Trust and Investment Corporation.

INFORMATION FOR INVESTORS
(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A., Items 4 to 16.

[Translation]

November 14, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Comprehensive Resolution for Issuance of Short-term Investment Corporation Bonds

We hereby inform you that the Investment Corporation has made a comprehensive resolution at the meeting of the board held today to issue short-term investment corporation bonds as described below.

Total issue price:	Not more than ¥50 billion (However, it is possible to issue the bonds under different conditions and on different issue dates by splitting the bonds into smaller units several times within the range of the total issue price.)
Term of issuance:	From December 1, 2007 to November 30, 2008
Purpose of use of the proceeds:	The proceeds will be used for acquisition of specified assets set forth in each Item of Article 98-2 of the Cabinet Order for Enforcement of the Investment Trust and Investment Corporation Law (the "Law"), redemption of the short-term investment corporation bonds, and others, pursuant to Article 139-13 of the Law and Article 192 of the Cabinet Office

	Ordinance for Enforcement of the Law.
Amount of each investment corporation bond:	¥100 million or more
Security and guarantee:	The investment corporation bonds shall have no real security or guarantee and no assets to be specifically retained.

This comprehensive resolution for the issuance of the short-term investment corporation bonds is to allow for more flexible issuance of the investment corporation bonds, because it became possible to issue short-term investment corporation bonds under the amendment and enforcement of the Law, etc. effective on September 30, 2007, and is positioned as part of the finance strategy, that is "the establishment of a sound and highly transparent balance sheet through close interaction with capital markets" and "further diversification of funding methods." With the funding, it is anticipated that continuous issuance of short-term investment corporation bonds as well as publicly offered investment corporation bonds will enable us to secure certain liquidity and will be positioned as a benchmark for short-term investment corporation bonds.

- End -

[Translation]

November 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing and Refunding

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Short-term borrowing
   (1) Reasons for borrowing money
   To repay the trust security deposit.
   (2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,500 million yen	0.91500% (from November 29, 2007 through December 28, 2007) The interest rate on and after December 29, 2007 will be determined on December 26.	November 29, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 28, 2008
The Mitsubishi UFJ Trust and Banking Corporation					
The Chuo Mitsui Trust and Banking Company, Limited					
The Sumitomo Trust & Banking Co., Ltd.					
Aozora Bank, Ltd.					

Note: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

2. Refunding within short-term revolving loan program

(1) Reasons for borrowing money

To refund the existing short-term money borrowing.

(2) Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
Sumitomo Mitsui Banking Corporation	2,530 million yen	0.90500%(from November 29, 2007 through December 28, 2007) The interest rate on and after December 29, 2007 will be determined on December 26.	November 29, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	November 28, 2008

Note: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after refunding

(Unit: million yen)

	Before refunding	After refunding	Variation
Short-term borrowing	66,200	68,700	+2,500
Long-term borrowing	5,000	5,000	0
Sum of borrowing	71,200	73,700	+2,500
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	171,200	173,700	+2,500

[Translation]

December 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Application for Registration of the Asset Manager as a Financial Instruments Firm

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the asset manager (the "Asset Manager") to which Japan Retail Fund Investment Corporation entrusts the management of its assets, resolved at its board of directors' meeting held today to file an application for registration of its financial instruments business (investment management business) under Article 159, Paragraph 2 of the Supplementary Provisions of the Law Partially Amending the Securities and Exchange Law, Etc. (the "Supplementary Provisions") and Article 29-2 of the Financial Instruments and Exchange Law. We also inform you that upon this application, the Asset Manager will make the corresponding amendments as described below to the documents concerning its business methods to file with the Kanto Local Finance Bureau as well as give notice regarding the important employees and the establishment of the branch office.

1. Reasons for Application for Registration

The Asset Manager is deemed to have registered its investment management business according to Article 159, Paragraph 1 of the Supplementary Provisions. Accordingly the Asset Manager will file with the Kanto Local Finance Bureau the

application form for registration and accompanying documents (including those concerning its business methods) under Article 159, Paragraph 2 of the Supplementary Provisions.

2. Details of Amendments to its Business Methods

Upon the application for registration stated in Paragraph 1 above, matters concerning the management of the assets which the Asset Manager manages and matters concerning the system for complaints resolution have been added to the document concerning business methods in connection with the implementation of the Financial Instruments and Exchange Law and the Cabinet Office Ordinance concerning the Financial Instruments Firms Business Etc., and certain wording will be modified in accordance with the amendments to laws and regulations.

3. Important Employees

Upon the application for registration stated in Paragraph 1 above, the following list of 8 individuals will be submitted as important employees.

Name	Title
Ikuo Kondo	Compliance Officer
Fuminori Imanishi	Head of Retail Division
Katsumi Nakamoto	Head of Acquisition Department, Retail Division
Yushi Kamatani	Head of Investment Management Department, Retail Division
Naoshi Ogikubo	Head of Industrial Division
Yoshito Nishikawa	Head of Acquisition Department, Industrial Division
Tetsuya Ishida	Head of Infrastructure, Industrial Division
Makoto Nishikawa	Head of Investment Management Department, Industrial Division

4. Establishment of Branch Office

Upon the application for registration stated in Paragraph 1 above, notification of the establishment of the branch office will be submitted as follows.

Name	Location
Shin-Marunouchi Building Branch Office	Shin-Marunouchi Building, 5-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

5. Date of Application/ Submission

December 10, 2007

-End-

*The original Japanese version of this Notice has been distributed to The Kabuto Club, the Ministry of Land, Infrastructure and Transport ("MLIT") Press Club, and the MLIT Press Club for Construction Publications.

[Translation]

December 12, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Appointment of General Administrator

We hereby inform you that we appointed the general administrator (relating to Article 117, Items 3 and 6, and 1 of the Investment Trust and Investment Corporation Law (the "Law ")) today as described below in accordance with the comprehensive resolution for the issuance of short-term investment corporation bonds which was publicly announced in our "Notice of Comprehensive Resolution for Issuance of Short-term Investment Corporation Bonds" dated November 14, 2007.

1. Outline of General Administrator (relating to Article 117, Items 3 and 6 of the Law)

Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Location:	7-1, Marunouchi 2 cho-me, Chiyoda-ku, Tokyo, Japan
Category of general administration:	Operations regarding short-term investment corporation bonds

Outline of business:	Operations regarding issuance, redemption, and fund settlement of short-term investment corporation bonds

2. Outline of General Administrator (relating to Article 117, Item 1 of the Law)

Name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Location:	7-1, Marunouchi 2 cho-me, Chiyoda-ku, Tokyo, Japan
Category of general administration:	Operations regarding short-term investment corporation bonds
Outline of business:	Handling of private placement of short-term investment corporation bonds

-End-

*The original Japanese version of this Notice has been distributed to The Kabuto Club, the Ministry of Land, Infrastructure and Transport ("MLIT") Press Club, and the MLIT Press Club for Construction Publications.

[Translation]

December 14, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Partial Change to the New Construction Plan of a Parking Lot in AEONMALL Higashiura

We hereby inform you that we changed part of the new construction plan for a parking lot announced in our "Notice of New Construction of a Parking Lot in AEON Higashiura Shopping Center (currently: AEONMALL Higashiura)" dated June 15, 2007 as described below.

[Translation omitted.]

- End -

【Image of the Property】
[Image omitted]

[Translation]

December 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have determined the details as follows in respect of "Urawa Parco" to be acquired on December 25, 2007, which was announced in our "Notice of Acquisition of Property (Conclusion of Agreement)" dated December 24, 2004.

	Details after change	Details before change
1. Outline of the acquisition		
(1) Assets to be acquired	Trustee: Mitsubishi UFJ Trust and Banking Corporation	Trustee: UFJ Trust Bank, Limited
(2) Name of the property	Urawa Parco	Urawa PARCO (Tentative name)
(3) Acquisition price	27,330 million yen The increase in the	27,320 million yen; provided that this price may increase or

	acquisition price is due to fluctuating interest rates.	decrease within a range of ¥1,500 million, depending on future fluctuations in interest rates.
(5) Funds for the acquisition	Funds on hand and commercial papers or borrowed funds	Funds on hand and borrowed funds
(7) Method of settlement	Lump sum payment on delivery	-
3. Description of the property to be acquired		
[Translation omitted.]		
Date of construction	September 26, 2007	September 2007 (scheduled)
[Translation omitted.]		

- End -

[Translation]

December 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets to be acquired: Real estate

(2) Name of the property: 8953 Jingumae 6 Building

(3) Acquisition price: 2,360 million yen

(4) Acquisition date: December 20, 2007 (scheduled execution of transfer agreement and scheduled acquisition)

(5) Party from which the property will be acquired:
Office Mitsuki Co., Ltd.

(6) Funds for the acquisition: Borrowed funds

(7) Method of settlement: Lump sum payment on delivery

2. Reasons for the acquisition:
[Translation omitted.]

3. Description of the property to be acquired
[Translation omitted.]

4. Outline of party from which the real estate will be acquired:

(1)	Trade name:	Office Mitsuki Co., Ltd.
(2)	Location of head office:	27-8 Jingumae 6 cho-me, Shibuya-ku, Tokyo
(3)	Representative:	Representative Director Shinichi Kumai
(4)	Capital:	10 million yen
(5)	Major shareholders:	Yoshi Kumai, Shinichi Kumai
(6)	Main business activities:	Real estate business (planning and developing stores, lease management, and brokerage services)
(7)	Relationship with Investment Corporation or the Asset Manager:	Not applicable.

5. Status of party acquiring properties:
[Translation omitted.]

6. Outline of brokerage
[Translation omitted.]

7. Future prospects:
This acquisition will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation, and there is no change to the forecast for the management conditions for the accounting period ending in February 2008.

- End -

【Image of the Property】
[Image omitted]

【Map for Location of the Property】
[Image omitted]

[Translation]

December 18, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To fund the acquisition of the real estate "8953 Jingumae 6 Building".

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,400 million yen	0.87837% (from December 20, 2007 through December 28, 2007) The interest rate on and after December 29, 2007 will be determined on December 26.	December 20, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	December 19, 2008
The Mitsubishi UFJ Trust and Banking Corporation					
The Chuo Mitsui Trust and Banking Company, Limited					
The Sumitomo Trust & Banking Co., Ltd.					
Aozora Bank, Ltd.					

Note: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after borrowing

(Unit: million yen)

	Before borrowing	After borrowing	Variation
Short-term borrowing	68,700	71,100	+2,400
Long-term borrowing	5,000	5,000	0
Sum of borrowing	73,700	76,100	+2,400
Investment corporation bonds	100,000	100,000	0
Sum of borrowing and investment corporation bonds	173,700	176,100	+2,400

[Translation]

December 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Issuance of Short-term Investment Corporation Bonds (CPs)

We hereby inform you that we have decided today to issue short-term investment corporation bonds according to the Investment Trust and Investment Corporation Law following the comprehensive resolution for the issuance of short-term investment corporation bonds passed at the meeting of the board held on November 14, 2007.

Outline of the Short-term Investment Corporation Bonds

(1)	Amount of issue	¥25 billion
(2)	Term	From December 25, 2007 to March 24, 2008
(3)	Assigned ratings	Prime-1 (Moody's Investors Service, Inc.) A-1 (Standard & Poor's Rating Services) a-1+ (Rating and Investment Information, Inc.)
(4)	Company entrusted with operations regarding issuance, redemption, and fund settlement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(5)	Company handling private placement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(6)	Dealer	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(7)	Guaranteed or non-guaranteed	Non-guaranteed
(8)	Use of the proceeds	To be applied to the acquisition funds for "Urawa Parco".

Commercial papers ("CPs") means short-term unsecured securities issued by a company to provide short-term funding. CPs are deemed a dominant financing method because they enable a company to have flexibility when raising funds. Investment corporations are authorized to issue short-term investment corporation bonds (CPs) according to the amendment and enforcement of the Investment Trust and Investment Corporation Law, etc. effective on September 30, 2007.

This issuance of CPs is positioned as part of the finance strategy, that is "the establishment of a sound and highly transparent balance sheet through close interaction with capital markets" and "further diversification of funding methods", and the issue rate has generally been fixed within the range of the reference CP market rate described below.

We intend to keep promoting the above finance strategy in the future by aiming for flexible funding through appropriate interest rates in the CP market, based on our judgment supported by examination and comparison with other short-term funding methods (short-term borrowings) while taking into consideration the conditions of the financial market.

(Note) Reference CP market rate

CP 3 months (BID) market rate provided by The Tokyo Tanshi Co., Ltd.

0.8500~1.0000 as of 11am on December 19, 2007

(Reference materials)

Status of liabilities with interest after the issuance

(Unit: million yen)

		Before issuance	After issuance	Variation
	Short-term borrowing	71,100	71,100	0
	Commercial papers	0	25,000	+25,000
Sum of short-term liabilities with interest		71,100	96,100	+25,000
	Long-term borrowing	5,000	5,000	0

Investment corporation bonds	100,000	100,000	0
Long-term liabilities with interest	105,000	105,000	0
Sum of liabilities with interest	176,100	201,100	+25,000

* Short-term borrowings before and after the issuance show the status after the refund announced today (December 19, 2007) in our "Notice of Money Borrowing (Refunding)."

[Translation omitted]

- End -

[Translation]

December 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Refunding)

We hereby inform you that the Investment Corporation has decided to borrow money as described below.

1. Reasons for borrowing money
   To refund the existing short-term money borrowing.

2. Description of the borrowing:

Party from which the borrowing is made	Principal amount	Interest rate	Scheduled date of borrowing	Method of borrowing and repaying the principal (Note)	Repayment date (Note)
The Bank of Fukuoka, Ltd.	3,000 million yen	0.83000% (from December 21, 2007 through December 28, 2007) The interest rate on and after December 29, 2007 will be determined on December 26.	December 21, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	December 19, 2008
The Chugoku Bank, Ltd.	2,200 million yen	0.86000% (from December 21, 2007 through December 28, 2007) The interest rate on and after December 29, 2007 will be determined on December 26.	December 21, 2007	Unsecured and unguaranteed To be repaid in a lump sum on the repayment date	December 19, 2008

Note: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

(Reference materials)

Status of borrowings and investment corporation bonds after refunding

(Unit: million yen)

			Before refunding	After refunding	Variation
		Short-term borrowing	71,100	71,100	±0
		Long-term borrowing	5,000	5,000	0
	Sum of borrowing		76,100	76,100	±0
	Investment corporation bonds		100,000	100,000	0
Sum of borrowing and investment corporation bonds			176,100	176,100	±0

[Translation]

December 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate has been determined as follows on the borrowings made by us.

Party from which the borrowing is made	Loan balances	Interest rate (Note 1)	Date of borrowing	Repayment date (Note 2)
Mizuho Corporate Bank, Ltd.	2,500 million yen	1.14167% (from December 29, 2007 through March 31, 2008)	August 30, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,000 million yen	1.17167% (from December 29, 2007 through March 31, 2008)	August 31, 2007	August 29, 2008
The Mitsubishi UFJ Trust and Banking Corporation				
The Chuo Mitsui Trust and Banking Company, Limited				

The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.				
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	10,000 million yen	1.17167% (from December 29, 2007 through March 31, 2008)	August 31, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	15,500 million yen	1.17167% (from December 29, 2007 through March 31, 2008)	September 4, 2007	September 4, 2008
Sumitomo Mitsui Banking Corporation	7,470 million yen	1.14167% (from December 29, 2007 through March 31, 2008)	September 4, 2007	September 4, 2008
Mizuho Corporate Bank, Ltd.	5,000 million yen	1.14167% (from December 29, 2007 through March 31, 2008)	October 19, 2007	October 17, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	8,000 million yen	1.15167% (from December 29, 2007 through March 31, 2008)	November 1, 2007	October 31, 2008

Sumitomo Mitsui Banking Corporation	2,530 million yen	1.14167% (from December 29, 2007 through March 31, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,500 million yen	1.15167% (from December 29, 2007 through March 31, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,400 million yen	1.15167% (from December 29, 2007 through March 31, 2008)	December 20, 2007	December 19, 2008
The Bank of Fukuoka, Ltd.	3,000 million yen	1.12167% (from December 29, 2007 through March 31, 2008)	December 21, 2007	December 19, 2008
The Chugoku Bank, Ltd.	2,200 million yen	1.15167% (from December 29, 2007 through March 31, 2008)	December 21, 2007	December 19, 2008

Note 1: The interest rate on and after April 1, 2008 will be determined on March 27, 2008.

Note 2: The last day of December 2007, March 2008, June 2008 and September 2008, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

[Translation]

January 4, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Change in Personnel for the Asset Manager

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., an asset manager to which we entrust the management of our assets, has made the following change to personnel.

[Translation omitted.]

- End -

[Translation]

January 11, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel: 03-5293-7081

Notice of Expansion of Parking Lot at AEONMALL Itami Terrace

We hereby inform you that we have decided to expand part of the existing parking lot with respect to the property set forth in the title above (the "Existing Shopping Center"), a property in our portfolio, for the purpose of easing heavy traffic in the parking lot at the Existing Shopping Center and improving the amount of sales by enhancing the capacity to attract customers.

[Translation omitted.]

- End -

EXHIBIT D

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX A, Section B., Items 1 to 7.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – November 14, 2005

Japan Retail Fund Investment Corporation Approves Issuance of Unsecured Short Term Corporate Debt

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it has approved the potential issuance of unsecured short term corporate bonds. The approval allows the issuance of up to an aggregate value of 50 billion yen of short term corporate bonds from December 1, 2007 through November 30, 2008. In broadening its financial flexibility, the Fund believes that there may be occasions where short term corporate bonds could be an appropriate addition to such funding alternatives as bank loans, which the Fund has used to date.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

RECEIVED
2008 MAR 14 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 7, 2007

Japan Retail Fund's Asset Management Company to Register for Financial Instruments Trading Business

Japan Retail Fund Investment Corporation ("JRF") announced today that Mitsubishi Corp.-UBS Realty, Inc. ("the Asset Management Company"), the asset manager for JRF, intends to register as a financial instruments trading business pursuant to the Financial Instruments and Exchange Law. JRF also announced that the Asset Management Company will modify its methods of operation ("Operational Methodology") as described below, and then submit the related documentation to the Kanto Local Finance Bureau. In addition, the list of managers of the Asset Management Company will be submitted.

1. Reason for Registration
   Under the provisions of the Financial Instruments and Exchange Law that became effective as of the September 30, 2007, the Asset Management Company is required to register its investment management business. In connection with this provision, the Asset Management Company is required to submit registration documents and various supplementary documents including those concerning its Operational Methodology to the Kanto Local Finance Bureau.

2. Changes to the Operational Methodology
   Regarding the registration described above, some provisions will be added to the Operational Methodology, such as the administration of assets that the Asset Management Company manages and the system for handling complaints, and then wording changes will be made in conjunction with the enforcement of the Financial Instruments and Exchange Law and the Cabinet Office regulations concerning the financial instruments trading business.

3. Managers of the Asset Management Company
   Regarding the registration described above, the following list of eight managers will be submitted.

Name	Title
Ikuo Kondo	Compliance Officer
Fuminori Imanishi	Head of Retail Division
Katsumi Nakamoto	Head of Acquisition Dept., Retail Division
Yushi Kamatani	Head of Investment Management Dept., Retail Division
Naoshi Ogikubo	Head of Industrial Division
Yoshito Nishikawa	Head of Acquisition Dept., Industrial Division

Tetsuya Ishida	Head of Infrastructure, Industrial Division
Makoto Nishikawa	Head of Investment Management Dept., Industrial Division

4. Branch Office

The registration of the following branch office will be submitted.

Name	Address
Shin Marunouchi Building branch office	11th Floor, Shin-Marunouchi Building 5-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6511

5. Application Date

The registration will be submitted on December 10, 2007

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 14, 2007

Japan Retail Fund Investment Corporation to Alter Plan for Additional Building at AEONMALL Higashiura

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to change the construction plan for an additional building on land adjacent to AEONMALL Higashiurain Aichi Prefecture. With an estimated construction cost of approximately 2.37 billion yen, the new four-story building is scheduled to be completed in April 2008. The Fund previously announced an initial plan to construct a six story property at the site.

Summary of Planned New Parking Building:

Location	50-3 Sarushinden 2-ku, Ogawaaza, Oaza, Higashiuracho, Chitagun, Aichi Prefecture
Total floor space	28,667.04m^2
Building summary	Four floors above ground
Use	Parking and stores

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 18, 2007

Japan Retail Fund Investment Corporation to Acquire Urawa Parco in Urawa-ku, Saitama City, Saitama Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Urawa Parco in Saitama City, Saitama Prefecture, expected to close on December 25, 2007. The acquisition has been described in more detail in previous press releases, including a release dated December 24, 2004. The acquisition price for the building is 27.3 billion yen.

Property Information Summary:

Location	11-1 Higashitakasago-cho, Urawa-ku, Saitama City, Saitama Prefecture
Land size	11,222.09 m^2
Total floor space	106,577.47 m^2 (JRF will acquire 55,332.71m^2)
Building summary	Ten floors above ground and four basement floors (JRF will acquire seven floors above ground, one full basement floor and a small part another basement floor)
Major tenant	Parco Co., Ltd.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 18, 2007

Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire 8953 Jingumae 6 Building for 2.36 billion yen on December 20, 2007. The property is located three minutes on foot from Meiji-jingumae Station on the Tokyo Metro line in Shibuya Ward, Tokyo. The three-story property with a basement, with a glass curtain wall façade, is an urban-type retail facility that was just built in November 2007 and already in operation.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "The acquisition is in line with our strategy to acquire quality properties in Japan's leading retail areas. The property will increase the concentration of "High Street" type properties in our portfolio, adding to our existing blue-chip retail facilities in the neighboring Harajuku area."

The property is located behind Meiji-Dori street, in an area where many casual and trendy shops are concentrated as well as multi-use retail facilities, condominiums and offices buildings. The area's market is expected to further expand with enhanced traffic convenience, as a new entrance/exit to the Meiji-Jingu-Mae Station on the Tokyo Metro Fukutoshin Line is scheduled to open near the property in June 2008.

Summary of 8953 Jingumae 6 Building:

Location	6-28-3 Jingumae, Shibuya-ku, Tokyo
Land size	299.07m^2
Total floor space	674.15m^2
Building summary	Three floors above ground and one basement floor
Tenants	Beauty parlor (other tenants to be decided) by opening

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 19, 2007

Japan Retail Fund Investment Corporation Issues of Unsecured Short Term Corporate Bond

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it intend to issue the unsecured short term corporate bonds. The issuance is an aggregate value of 25 billion yen of short term corporate bonds from December 25, 2007 through March 24, 2008. The unsecured short term corporate bonds are allocated to the acquisition funds for Urawa Parco. In broadening its financial flexibility, the Fund believes that there may be occasions where short term corporate bonds could be an appropriate addition to such funding alternatives as bank loans, which the Fund has used to date.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 43 properties containing approximately 2.3 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 11, 2008

Japan Retail Fund Investment Corporation to Expand AEONMALL Itami Terrace in Hyogo Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today its decision to expand the parking area at AEONMALL Itami Terrace, a property owned by the Fund in Hyogo Prefecture. With an estimated construction cost of approximately 883 million yen, construction is scheduled to be completed by October 15, 2008.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., the Asset manager for Japan Retail Fund, said, "The investment decision was made based upon the attractive return expected on this additional investment. We were also able to renegotiate the lease for the entire property, and increased the rental growth potential by increasing both the base minimum rent and the share of profits to be paid as percentage rent."

Demand for parking at the property has at times exceeded the number of spaces available, and the new construction is expected to significantly improve the experience of customers at busy times. The number of parking spaces is planned to increase by 236, and the total parking capacity will be 2,871 after the construction. The additional parking space is expected to total be 7,315.20 square meters.

Existing Property Information Summary:

Location	1-1-1 Fujinoki , Itami City, Hyogo
Land size	57,180.21m^2
Total floor space	137,407.92m^2
Building summary	Five floors above ground and one basement floor
Tenants	JUSCO

Planned New Parking Building Summary:

Location	1-1-1 Fujinoki , Itami City, Hyogo
Area to be added	7,315.20m^2
Building summary	Five floors above ground and one basement floor
Use	Parking

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 45 properties containing approximately 2.3 million square meters of leasable space.

Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

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